UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): **April 28, 2006**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section **8 -- Other Events**

Item 8.01 Other Events.

First Financial Holdings, Inc. ("Company") (Nasdaq: FFCH) today announced that effective April 27, 2006, Susan E. Baham was named Chief Operating Officer ("COO") of First Federal Savings and Loan Association of Charleston ("First Federal"), see the press release and additional financial information attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1). Press release dated April 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President, Chief Financial Officer
And Chief Operating Officer

Date: April 28, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated April 28, 2006.

Exhibit 99.1

Press Release dated April 28, 2006

FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President and
Corporate Secretary
(843) 529-5931

FIRST FINANCIAL HOLDINGS, INC.
NAMES SUSAN E. BAHAM TO CHIEF OPERATING OFFICER OF FIRST FEDERAL
SAVINGS AND LOAN ASSOCIATION OF CHARLESTON

Charleston, South Carolina (April 28, 2006) First Financial Holdings, Inc. ("Company") (Nasdaq: FFCH) today announced that effective April 27, 2006, Susan E. Baham was named Chief Operating Officer ("COO") of First Federal Savings and Loan Association of Charleston ("First Federal"). In addition to her current responsibilities as Executive Vice President and Chief Financial Officer ("CFO") of the Company and First Federal, Ms. Baham's responsibilities will include but not be limited to supervising various support functions of the Company such as: Risk Management; Compliance; Investor Relations; Treasury Operations; Banking Operations; Information Technology; Marketing; Office and Building Services and Human Resources. In addition she will oversee management development and provide for capable management succession and review, develop and implement operating policies and procedures.

Ms. Baham also announced that she plans to retire from the Company and First Federal in late 2007. The Company will immediately begin searching for a new CFO. Ms. Baham will continue to serve in that role during the interim period until her successor is hired. Additionally, she will be instrumental in assisting the new CFO to transition to his or her new position.

"I'm delighted to announce Susan's appointment to Chief Operating Officer," said A. Thomas Hood, President and Chief Executive Officer of the Company "Susan's leadership and contributions as our Chief Financial Officer have been exceptional, and her assumption of the COO role is a natural consequence of the outstanding, and operational leadership that she has also provided since joining First Federal and the Company. Susan has gained the respect and confidence of our entire leadership team, and has been a major contributor to our continuing growth and success. I look forward to her contributions as COO in realizing the growth opportunities ahead of us. We will also benefit from her continued financial counsel during both the interim period while we search for her successor and beyond."

Ms. Baham began work at First Federal in 1971. She became the Executive Vice President in January 2004 and CFO of the Company and First Federal on July 1, 1996. Previously, Ms. Baham served as Vice President and Chief Accounting Officer of the Company since 1988 and as Vice President of Finance of First Federal since 1984. Ms. Baham in her role as CFO has been

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responsible for the Company's treasury, finance, accounting, corporate reporting, investor relations and strategic planning functions. A native of Mississippi, Ms. Baham graduated from Mississippi University for Women. She is a member of the Financial Managers Society and currently serves on the Junior Achievement of Coastal Carolina Board of Directors.

First Financial is the holding company of First Federal, which operates 51 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services.

Forward Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2005. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com *or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary (843) 529-5931.*

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